November 4, 2014

Ms. Pamela Long
Securities and Exchange Commission
100 F Street. N.E.
Washington DC 20549

RE:
ABCO Energy, Inc. (“the Company”) Response to SEC Comment Letter dated October 14, 2014 to (i) Amendment No. 2 to Form 10 Registration Statement  (“Amendment No. 3 to Form 10”) and (ii) Amendment No. 2 to Form 10-Q for the Quarterly Period Ended June 30, 2014, (“Amendment No. 3 to Form 10-Q”)  File No. 000-55235

Ms. Long:

On behalf of the Company, we hereby confirm that the Company is aware of its responsibilities under the Securities Exchange Act of 1934 (“1934 Act”) and all applicable 1934 Act rules.

Further, the Company acknowledges that:

∙
The Company is responsible for the adequacy and accuracy of the disclosure in (i) the Form 10 filing, as amended by Amendment No. 3 to Form 10 filed herewith and (ii) the Form 10-Q filing, as amended by Amendment No. 3 to Form 10-Q, also filed herewith;

∙	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10 filing and the Form 10-Q filing; and

∙	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours.

ABCO ENERGY. INC.
Charles O'Dowd, President

2100 North Wilmot, Suite 211, Tucson, Arizona 85712
Phone (520) 777-0511/Fax (520) 620-5574